EXHIBIT J


As noted in the accompanying Application, Cinergy accounts for Derivative Instruments under SFAS 133, which requires that all derivatives, subject to certain exceptions, be accounted for at fair value. Changes in a derivative's fair value must be recognized currently in earnings unless specific hedge accounting criteria are met. To qualify for hedge accounting, derivatives must be designated as a hedge and must be effective at reducing the risk associated with the hedged item. Hedge accounting aligns the accounting treatments of the derivative (fair value accounting) with the hedged item (accrual accounting) to minimize variability in reported results.

A basic example of hedge accounting is the use of Derivative Instruments to manage exposure to fluctuations in interest rates related to debt instruments. Cinergy accounts for its debt instruments under accrual accounting. Cinergy would typically designate these Derivative Instruments as accounting hedges, either cash flow hedges or fair value hedges, in accordance with the provisions of SFAS 133.

In some instances, the hedge accounting designation is not desirable for the risk being hedged. For example, Cinergy engages in derivative activities in connection with the System's energy marketing businesses. Cinergy accounts for all energy marketing derivatives at fair value. Cinergy currently enters into and anticipates continuing to hold foreign currency Derivative Instruments to hedge the risk of fluctuating foreign exchange rates in respect of certain System energy marketing activities that are denominated in currencies other than the U.S. Dollar. In addition, Cinergy may enter into interest rate derivatives to hedge the risk of changing interest rates in connection with the System's energy marketing activities.

Since (unlike in the case of the debt instrument hedging noted above) the hedged items (i.e., the energy marketing contracts) already follow fair value accounting, there is no "mismatch" between the accounting for the hedged item and the Derivative Instrument (e.g., the foreign currency swap). Accordingly, since hedge accounting is not applicable in these circumstances, Cinergy would not typically designate the Derivative Instruments in this example as accounting hedges.

Summary

Cinergy believes that the use of certain Derivative Instruments mitigates System exposure to interest rate and/or foreign currency risk. Cinergy appropriately applies the accounting provisions of SFAS 133 to these Derivative Instruments. In some derivative transactions, hedge designation is preferable to align the accounting treatment between the hedged item and the Derivative Instrument. In other derivative transactions, the hedge designation is not preferable because the hedged item and Derivative Instrument already follow the same accounting treatment. Both of these scenarios are valid, widely practiced risk hedging solutions and important tools in an effective risk mitigation strategy.